Exhibit (a)(1)(iv)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
2SEVENTY BIO, INC.
at
$5.00 Net Per Share
Pursuant to the Offer to Purchase Dated April 14, 2025
by
DAYBREAK MERGER SUB INC.
a wholly owned subsidiary of
Bristol-Myers Squibb Company
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON MAY 12, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.
To Our Clients:
Enclosed for your consideration are the Offer to Purchase dated April 14, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, collectively the “Offer”) in connection with the offer by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation (“2seventy bio”), for $5.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer. Also enclosed is 2seventy bio’s Solicitation/Recommendation Statement on Schedule 14D-9.
We or our nominees are the holder of record of Shares held for your account. A tender of such Shares can be made only by us or our nominees as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us or our nominees for your account.
We request instructions as to whether you wish us to tender any or all of the Shares held by us or our nominees for your account, upon the terms and subject to the conditions set forth in the Offer.
Your attention is directed to the following:
1.	The Offer Price is $5.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer.
2.	The Offer is being made for all outstanding Shares.
3.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among 2seventy bio, Parent and Purchaser. The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into 2seventy bio (the “Merger”), with 2seventy bio continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (being such date and at such time as a certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each outstanding Share (other than (i) Shares held by 2seventy bio or held in 2seventy bio’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price, in cash, without interest, subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of 2seventy bio who continuously held Shares from the date of the demand for appraisal through the Effective Time who (a) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (b) follow the procedures set forth in Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (c) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
4.
The board of directors of 2seventy bio, at a meeting duly called and held, unanimously (a) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”); (b) determined that the Transactions, including the Offer and the Merger, are fair to in the best interests of 2seventy bio and its stockholders; (c) determined that the Merger will be effected under Section 251(h) of the DGCL; and (d) resolved to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

5.
The Offer and withdrawal rights expire one minute following 11:59 p.m., New York City Time, on May 12, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

6.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares unless: (a) the number of Shares validly tendered and not validly withdrawn at or prior to the Expiration Time, considered together with all other Shares (if any) beneficially owned by Parent or any of its controlled affiliates (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by section 251(h)(6) of the DGCL), would represent one more than 50% of Shares outstanding at the time of the expiration of the Offer; (b) (i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been received or shall have terminated or expired, as the case may be and (ii) any agreement with a Governmental Entity (as defined in the Merger Agreement) entered into by the parties to the Merger Agreement not to consummate the Offer or the Merger shall have expired or been terminated; (c) the Merger Agreement shall not have been validly terminated in accordance with its terms; (d) no temporary restraining order, preliminary or permanent injunction or other Order (as defined in the Merger Agreement) preventing the consummation of the Offer or the Merger shall have been issued by any Governmental Entity of competent jurisdiction that is in effect at the Expiration Time, and there shall be no law that is in effect at the Expiration Time enacted by any Governmental Entity of competent jurisdiction that makes consummation of the Offer or the Merger illegal; (e) (i) the representations and warranties of 2seventy bio set forth in Section 4.1(a) and the first sentence of Section 4.1(b) (Organization and Good Standing; Subsidiaries), Section 4.19 (Authority; Binding Nature of Agreement), Section 4.23 (Opinion of Financial Advisor), Section 4.24 (Brokers) and Section 4.25 (Section 203 of the DGCL) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of 2seventy bio set forth in clauses (a), (d) and (e) of Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for de minimis inaccuracies; (iii) the representations and warranties of 2seventy bio set forth in clause (b) of Section 4.5 (Absence of Changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time and (iv) the other representations and warranties of 2seventy bio set forth in Article 4 of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement); (f) 2seventy bio shall have performed or complied in all material respects with the obligations or covenants that are required to be performed by it prior to the Expiration Time under the Merger Agreement; (g) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect; and (h) 2seventy bio shall have delivered to Parent, dated as of the Expiration Time, a certificate signed on behalf of 2seventy bio by an executive officer of 2seventy bio to the effect that the conditions set forth in the foregoing clauses (e), (f) and (g) have been satisfied as of immediately prior to the Expiration Time. These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.
7.
Any stock transfer taxes imposed on Purchaser with respect to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise set forth in Instruction 6 of the Letter of Transmittal. However, federal income tax backup withholding at a current rate of 24% may be required, unless the required taxpayer identification information is provided and certain certification requirements are met, or unless an exemption is established. See Instruction 8 of the Letter of Transmittal.

If you wish to have us or our nominees tender any or all of your Shares, please complete, sign, detach and return the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form. Your prompt action is requested. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Time.
The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, blue sky or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.